Exhibit 99.1

ORCKIT COMMUNICATIONS LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE TEMPORARY LIQUIDATOR

The undersigned hereby appoints Adv. Lior Dagan and Adv. Sivan Lev, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares in Orckit Communications Ltd. (In Temporary Liquidation) (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the offices of the temporary liquidator of the Company, Adv. Lior Dagan, 1 Azrielli Center (Round Building, 35th Floor), Tel Aviv, Israel, on Sunday, June 28, 2015 at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matter, which is more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.  The record date of the Meeting is June 17, 2015.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.  Any and all proxies heretofore given by the undersigned are hereby revoked.

 (Continued and to be signed on the reverse side)

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

Proposal 1: To approve the Arrangement between the Company and its creditors and related matters (the "Arrangement").

☐ for	☐ against	☐ abstain

Proposal 2: To approve the proposal set forth under the letter on behalf of Mr. Izhak Tamir and May Patents Ltd. dated June 25 2015.

☐ for	☐ against	☐ abstain

Do you have a personal interest in Proposal 1 (the Arrangement) (other than as a shareholder of the Company), such as by virtue of being a creditor of the Company? (If you do not check one box below, your vote on Proposal 1 may not be counted.)

☐       Yes, I have a personal interest, as described below

☐       No, I don't have a personal interest

Description of personal interest (if any) in Proposal 1:

___________________________________________________________________________________________

___________________________________________________________________________________________

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Extraordinary General Meeting.

Name of Shareholder:_________________________________ Signature: ___________ Date: __________, 2015

Name of Shareholder:_________________________________ Signature: ___________ Date: __________, 2015

When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.